Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months of 2013
Earnings
Income before income taxes	$1,388
Add/(Deduct):
Equity in net income of affiliated companies	(17)
Dividends from affiliated companies	7
Fixed charges excluding capitalized interest	2,062
Earnings	$3,440

Fixed charges
Interest expense	$2,056
Interest portion of rental expense (a)	6
Capitalized interest	1
Total fixed charges	$2,063

Ratio of earnings to fixed charges	1.67
__________
(a) One-third of all rental expense is deemed to be interest.